VIA EDGAR	November 30, 2010

Mr. John Cash

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0406

450 Fifth Street, N. W.

Washington, D.C. 20549

Re: Georgia Gulf Corporation (File No. 001-09753) Form 10-K: For the Year Ended December 31, 2009 Form 10-Q: For the Quarterly Period Ended June 30, 2010

cc:	Mindy Hooker, Division of Corporation Finance
Anne McConnell, Division of Corporation Finance

Dear Mr. Cash,

Georgia Gulf Corporation, (“Georgia Gulf,” “GGC,” “we,” “our” or the “Company”) has set forth below in this letter responses to the Securities and Exchange Commission (the “SEC” or the “Commission”) Staff’s comment letter dated October 28, 2010 addressed to Gregory C. Thompson, Chief Financial Officer.  This letter repeats such comments followed by our responses.

Form 10-K for the year ended December 31, 2009

Item 6. Selected Financial Data, page 16

1.               In footnote (3) you provide a reconciliation of Operating (loss)/income to Adjusted EBITDA.  In future filings, please reconcile your non-GAAP measure to the most directly comparable GAAP measure, Net Income.  Refer to 103.02 of our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, issued January 23, 2010.  Also, in future filings please explain why you believe your non-GAAP measure is useful and address any potential limitations on its usefulness based on the items it excludes.

Response:  In future filings, we will reconcile Adjusted EBITDA to net income.  While we have included in our past filings with the SEC that include Adjusted EBITDA certain explanations as to why we believe Adjusted EBITDA is useful, we will, in future filings explain in further detail why we believe Adjusted EBITDA is useful and address any potential limitations on its usefulness based on the items it excludes.

2.               Due to the fact that you present net cash provided by operating activities, please revise future filings to also present net cash provided by/used in investing and financing activities for each period presented.

Response:  In future filings we will present net cash provided by/used in investing and financing activities for each period presented.

Liquidity and Capital Resources, page 30

3.               To the extent it is or becomes reasonably likely that you may not comply with any material debt covenant, please revise future annual and quarterly filings to disclose and discuss required ratios/amounts as well as actual ratios/amounts at each reporting date.  Also, please discuss your compliance with any other material restrictions.  See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350.

Response:  In future filings, to the extent it is or becomes reasonably likely that we may not comply with any material debt covenant,  we will disclose and discuss required ratios/amounts as well as actual ratios/amounts at each reporting date.  Also, we will discuss our compliance with any other material restrictions in our debt arrangements.

4.               Please revise future annual and quarterly filings to disclose and discuss average borrowing levels under your credit facility during each period presented.

Response:  In future filings we will disclose and discuss average borrowing levels under any applicable credit facility during each period presented.

Contractual Obligations, page 34

5.               Please revise future filings to include potential pension obligations in your tabular disclosures. If the amounts and future timing are indeterminable, please include a footnote disclosure explaining why.  Additionally, please include a footnote explaining the nature of the “Other” line item.

Response:  In future filings, we will include in our contractual obligations table any potential pension obligation that we are contractually obligated to pay.  If the amounts and future timing of such payments are indeterminable, we will include a footnote explaining why.  Additionally, in future filings we will include a footnote explaining the nature of the “Other” line item in our contractual obligations table.  The “Other” line item in our contractual obligations table relates to asset retirement obligations for our manufacturing facilities.

Critical Accounting Policies and Estimates, page 36

Valuation of Goodwill and Other Intangible Assets, page 37

6.               It appears that a further goodwill impairment charge could be material to your operations.  Please revise future filings to disclose the number of reporting units in each reportable segment.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for those reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosure for each such reporting unit in future filings:

•                  The percentage by which fair value exceeds carrying value as of the most-recent step-one test for each reporting unit.

•                  The amount of goodwill allocated to the unit.

•                  A description of the assumptions that drive the estimated fair value for each reporting unit.

•                  A discussion of the uncertainty associated with key assumptions for each reporting unit.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of those assumptions.

•                  A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value for each reporting unit.

If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Response:  In future filings we will disclose the number of reporting units in each reportable segment.  Specifically, to the extent that any of our reporting units will have estimated fair values that are not substantially in excess of their carrying values and goodwill for those reporting units, in the aggregate or individually, if impaired, could materially impact our results or total shareholders’ equity, we will identify such reporting unit and provide the applicable disclosures.  In the event we determine that the estimated fair values substantially exceed the carrying values of all our reporting units, we will disclose that determination.

Notes to Consolidated Financial Statements

10. Long-Term Debt, page 67

7.               We note your disclosures regarding the troubled debt restructuring, including the disclosures related to the fair value of the common and preferred shares you issued.  Please provide us a more comprehensive explanation and analysis regarding how you determined the fair value of the common and preferred shares you issued and how you evaluated those fair values, relative to the public market, and determined they were reasonable.

Response:  We engaged a nationally recognized third-party valuation firm, (“Valuation Firm”), to provide its recommendations and assist the Company in valuing and evaluating the fair value(1) of the common stock and preferred stock we issued in connection with our troubled debt restructuring (the “debt exchange”)  as of July 29, 2009.

Enterprise value is defined as the company’s total market value of equity plus the total value of debt (including short-term and long-term interest bearing debt and preferred debt).  In determining GGC’s enterprise value, we, with the assistance of the Valuation Firm employed the following valuation methodologies: (i) the Discounted Cash Flow Method, a form of the Income approach to value, (ii) the Guideline Company Method, a form of the Market approach to value, and (iii) the Similar Transactions Method, a form of the Market approach to value.  Based on this analysis and giving equal consideration to all three methodologies of value, we, with the assistance of the Valuation Firm arrived at a concluded fair value of GGC’s business enterprise, including cash, of $928.8 million as of July 29, 2009.

As enterprise value is defined as the Company’s total market value of equity plus the total value of debt (including short-term and long-term interest bearing debt and preferred debt), it was necessary to value GGC’s debt as of July 29, 2009 to arrive at the concluded fair value of GGC’s equity.  The fair values for the Company’s Term Loan B and the Revolving Credit Facility, both of which were part of our senior secured credit facility, were determined using the Adjusted Discounted Cash Flow Approach.  The Adjusted Discounted Cash Flow Approach factors in the probability the obligor might default and therefore, the lender may not receive the promised future cash flows and principal payments in full. With the assistance of the Valuation Firm, we selected and applied the Adjusted Discounted Cash Flow Approach as the best measure to value GGC’s debt due to the contemplated debt exchange transaction.  The fair value of our remaining material debt was determined based on the median of observed market prices from July 6, 2009 through July 28, 2009.  This range of dates was utilized due to the frequency of transactions in the underlying debt as our debt was subject to the outcome of our troubled debt restructuring. In addition, we included our off-balance sheet accounts receivable securitization in determining the fair value of total interest-bearing debt.  Based on this analysis, we, with the assistance of the Valuation Firm arrived at a fair value for GGC’s total interest-bearing debt of $554.3 million as of July 29, 2009.

To arrive at the total fair value of equity for GGC, including cash, on a control, marketable basis, of $374.4 million as of July 29, 2009, GGC’s total interest-bearing debt of $554.3 million as of July 29, 2009 was deducted from the concluded fair value of business enterprise, including cash, of $928.8 million as of July 29, 2009.   This value was then further adjusted as noted below.

In conjunction with the completion of the debt exchange and amendment to our senior secured credit facility, the Company completed a 1-for-25 reverse stock split, whereby GGC’s outstanding common shares, before the issuance of common shares in the debt exchange, were reduced to approximately 1.4 million shares.  In addition, GGC’s Board of Directors (the “Board”) approved, and recommended for approval by the Company’s

(1)  The Valuation Firm performed the analyses on a fair market value standard that we and the Valuation Firm believe is functionally equivalent to fair value for purposes of these analyses.

stockholders, an amendment to the Company’s charter to increase the number of authorized shares of common stock to 100 million. Upon approval and filing of the charter amendment to increase the number of authorized common shares, the shares of convertible preferred stock issued in the debt exchange would automatically convert into common shares on a one-for-one basis.

The vote to authorize the 100 million shares of common stock was expected to take place approximately 30 days after the valuation date.  Further, GGC management estimated that there was a near certain probability that the authorization vote would succeed because the bondholders, who had already agreed to the terms and conditions of the debt exchange, along with the Board and management team of GGC, held a majority of the post reverse stock split outstanding required voting shares.  Thus, the authorization vote of stockholders was perfunctory.  Because the purpose of the valuation analysis was to determine the fair market value of GGC’s common equity and convertible preferred equity exchanged for the cancellation of debt (“COD”) as of July 29, 2009, it was necessary to adjust the control, marketable value of the convertible preferred equity calculated in the analysis for the restriction period.  Thus, with the assistance of the Valuation Firm, we applied a discount for the lack of marketability (“DLOM”) based on the period from July 29, 2009 to the date of authorization of the additional common shares, a 30-day restriction period.

Based on this analysis, with the assistance of the Valuation Firm we arrived at a fair value of $11.90 per share and $11.31 per share for GGC common shares and convertible preferred shares, respectively, which provided a combined weighted average share price of the equity exchanged of $11.36 per share.  These share prices were then applied to the respective number of common and preferred shares issued for exchange in the COD event to arrive at the total equity exchanged value of $357.9 million.

We noted, with the assistance of the Valuation Firm, that the concluded common equity share price of $11.90 was approximate to the average of the closing common equity trading prices the trading day prior (July 28, 2009) and trading day subsequent (July 30, 2009) to the COD event of $12.11.  In performing a reconciliation of the concluded common equity price per share to the observable trading prices for GGC’s stock, we performed, with the assistance of the Valuation Firm, an analysis to calculate the implied control premiums or discounts to the actual trading prices of the Company’s stock during trading days in relative proximity to the COD event.   Based on this analysis, with the assistance of the Valuation Firm, we concluded that the $11.90 per share value for GGC’s common equity and $11.31 per convertible preferred share value, and thus a combined weighted average equity share price of $11.36 per share was reasonably representative of fair value. Because we believed it was virtually certain or perfunctory that the preferred shares would convert to common shares within a very short period of time, and thus have all the same rights as the common equity, we determined it was not meaningful to separately disclose the fair values for the common and convertible preferred shares and instead disclosed the combined weighted average equity price of $11.36 per share for the equity exchanged.

19. Segment Information, page 94

8.               Please revise future filings to provide product line disclosures. Refer to ASC Topic 280-10-50-40.

Response:  ASC Topic 280 Segment Reporting and Subtopic ASC 280-10-50-40 specifically requires: “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

The Company’s general purpose financial statements are produced based on three reportable segments:  chlorovinyls, aromatics, and building products.

I.                                         Chlorovinyls

The Chlorovinyls segment consists of a highly vertically integrated chain of products, which includes chlorine, caustic soda, VCM and vinyl resins (PVC) and vinyl compounds.  All of these products have the commonality of being derived from the chlorine molecule, or in the case of caustic soda, a co-product of chlorine production.  In addition, the customer base is integrated and largely similar throughout the chain, primarily in that they purchase derivations of PVC resin and vinyl compound to manufacture PVC based products.  Based on the above similarities of these products and the customers who purchase them, we believe we have complied with the disclosure requirements of ASC Topic 280-10-50-40 by disclosing the revenues from external customers for this group of similar products in our segment reporting disclosures.

II.                                     Aromatics

The Aromatics segment, like the Chlorovinyls segment, also consists of a highly vertically integrated chain of commodity chemical products, which includes cumene, phenol and acetone.  Phenol and acetone are both byproducts of distilled cumene and, consequently, segment sales across all products are dependent on cumene sales pricing and volume, and the underlying raw material costs associated with producing cumene.  Furthermore, the typical customer in the Aromatics segment purchases and manufactures cumene, phenol and acetone, and is typically a consumer in the building materials and/or engineered plastics (i.e. polycarbonates) markets.  Based on the above similarities of these products and the customers who purchase them, we believe we have complied with the disclosure requirements of ASC Topic 280-10-50-40 by disclosing the revenues from external customers for this group of similar products in our segment reporting disclosures.

III.                                 Building Products

The Building Products segment manufactures and markets a broad range of vinyl-based, attractive, durable, and low-maintenance products for the home, building and construction markets.  These products share a commonality in that they are primarily manufactured with extruded PVC resin and vinyl compounds. In addition, our Building Products segment customers are all in the related home building, construction and renovation industries, which share similar end uses.  Sales are also made primarily through sales representatives and similar sales channels, which share similar sales and marketing efforts. Based on the above similarities of these products and the customers who purchase them, we believe we have complied with the disclosure requirements of ASC Topic 280-10-50-40 by disclosing the revenues from external customers for this group of similar products in our segment reporting disclosures.

Form 10-Q for the quarter ended June 30, 2010

Notes to the Financial Statements

16. Fair Value of Financial Instruments, page 23

9.               We note that you previously used Level 1 inputs to determine the fair values of your 10.75%, 7.125% and 9.5% notes and that you are now using Level 2 inputs.  In future filings, please discuss any such changes in your valuations.  Refer to ASC Topic 820-10-50-2.

Response:  In future filings we will discuss any such changes between Level 1, 2 or 3 inputs used to determine the fair values of financial instruments.

In responding to the Commission’s comments, the management team of Georgia Gulf acknowledges responsibility for the accuracy and adequacy of the disclosure in our SEC filings in accordance with the Securities and Exchange Act of 1934 and all applicable Exchange Act rules.  In addition, the management team of Georgia Gulf acknowledges its responsibility for the following:

•                  The Company is responsible for the adequacy and accuracy of disclosure in the filings;

•                  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding these responses, please do not hesitate to call me at (770) 395-4577.

Very truly yours,

/s/ Gregory C. Thompson

Chief Financial Officer